UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41085

SNOW LAKE RESOURCES LTD.
(Translation of registrant's name into English)

242 Hargrave Street, #1700
Winnipeg, Manitoba R3C 0V1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 included with this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-272324) and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Mineral Property Option Agreement dated March 24, 2024 between Doctors Investment Group Ltd. and Global Uranium Acquisition Corp Pty Ltd.

99.2	Share Purchase Agreement dated May 8 2024 among Snow Lake Resources Ltd., Global Uranium Acquisition Corp Pty Ltd., and certain other parties

99.3	Share Purchase Agreement dated July 31, 2024 among Snow Lake, OG, Engo Valley, NMIH and others

99.4	Option Agreement dated January 29, 2024 between Acme Lithium Inc. and Snow Lake Resources Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.
(Registrant)

Date: August 22, 2024	By	/s/ Kyle Nazareth
Kyle Nazareth
Chief Financial Officer